UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 600
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Poised to Benefit from Historic US Defense Spending─$33 Billion for Drone and Autonomy Investments in ‘One Big Beautiful Bill
99.2	ZenaTech Creates First Quantum Computing Prototype Enabling Disruptive AI Drone Speed and Precision for Future Commercial and US Defense Applications
99.3	ZenaTech Reacts to ‘Unleashing U.S. Military Drone Dominance’ Memo — A Game-Changing Policy Directive for ZenaDrone
99.4	ZenaTech to Accelerate ZenaDrone Manufacturing for US Defense and Commercial Drones Following Recent One Big Beautiful Bill, Executive Orders, and Secretary of Defense Policy Directives
99.5	ZenaTech Releases Video of ZenaDrone’s IQ Nano Indoor Inventory AI Drone for US Defense and Government
99.6	ZenaTech’s ZenaDrone Subsidiary Applies for Green UAS Certification for IQ Square Drone to Sell to US Defense and Government
99.7	ZenaTech’s ZenaDrone Partners with Eagle Point Funding to Win US Defense Customers
99.8	Responding to the White House AI Action Plan, ZenaTech’s ZenaDrone Launches Zena AI, Inc., a Specialized AI Development Center for US Defense and Homeland Security Applications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2025

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer